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                                                                    Exhibit 99.2



F O R   I M M E D I A T E   R E L E A S E



                                                   January 19, 1999
                                                   For more information contact:
                                                   Erin Ibele - (419) 247-2800
                                                   Ed Lange - (419) 247-2800



                    HEALTH CARE REIT, INC. ANNOUNCES PRIVATE
              PLACEMENT OF $75 MILLION CONVERTIBLE PREFERRED STOCK


Toledo, Ohio, January 19, 1999...HEALTH CARE REIT, INC. (NYSE/HCN) announced today that it has entered into an agreement with Five Arrows Realty Securities II, L.L.C., an investment fund managed by Rothschild Realty, Inc., a member of the Rothschild Group, providing for the sale of up to $75 million of cumulative convertible preferred stock.

The Series C Preferred Stock will pay dividends equivalent to the greater of $0.5625 or the quarterly dividend then payable per common share. Each share of preferred stock is convertible into common stock at a conversion price of $25.625 per share. The preferred shares or any shares of common stock obtained upon conversion cannot be sold or transferred for a period of one year from the date of issuance. The company has the right to redeem the preferred shares after five years.

Net proceeds to the company from the private placement will be approximately $73 million. The proceeds derived from the placement will be used to repay borrowings under the company's revolving line of credit arrangements and to invest in additional health care properties. BT Alex. Brown Incorporated provided financial advisory services to the company in connection with this transaction.

"We welcome the investment by Five Arrows in our company," stated George L. Chapman, chairman and chief executive officer of Health Care REIT, Inc. "We believe they are astute real estate investors and look forward to a long and mutually beneficial relationship. This private equity capital provides us with additional financial flexibility to support our investment program of providing growth capital to emerging health care companies."

"We've been watching the assisted living and long-term care industries for the past three years in search of the right platform for our foray into the health care field," said Matthew W. Kaplan, Managing Director, Rothschild Realty. "In Health Care REIT, Inc., we found a focused and deep management team with a sound perspective on risk and reward and a progressive investment program directed at the changes underway in the industry. We are very excited about Health Care REIT, Inc.'s future."


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                                                                JANUARY 19, 1999
HEALTH CARE REIT, INC.                                                    PAGE 2
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Rothschild Realty Inc. was founded in 1981 as a division of the Rothschild
Group, a privately owned global banking network with offices in over 20 countries in all of the world's major financial centers. With a 16-year proven track record as an investment advisor and provider of financial advisory services, Rothschild Realty formed Five Arrows Realty Securities LLC in July of 1996. Its objective is to provide growth capital to real estate operating companies. Capitalized with $900 million, Five Arrows presently has investments in seven companies of which four are publicly-traded and three are privately-held.

Health Care REIT, Inc., with headquarters in Toledo, Ohio, is a real estate investment trust which invests in health care facilities, primarily nursing homes, assisted living facilities and retirement centers. At December 31, 1998, the company had investments in 224 health care facilities in 34 states and had total assets of approximately $1.1 billion.

This document may contain "forward-looking" statements as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties, which may cause the company's actual results in the future to differ materially from expected results. These risks and uncertainties include, among others, competition in the financing of health care facilities, the availability of capital, and regulatory and other changes in the health care sector, as described in the company's filings with the Securities and Exchange Commission.


   For more information on Health Care REIT, Inc., via facsimile at no cost, Dial 1-800-PRO-INFO and enter the company code -- HCN.


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